SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                              HERCULES INCORPORATED
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                         ISP ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


                      Common Stock, $25/48 stated value per
                     share, together with associated Rights
                         to Purchase Fractional Units of
                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    427056106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:
                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)



NY2:\1017106\01\LSSY01!.DOC\54104.0018

                            CALCULATION OF FILING FEE

-------------------------------------- -----------------------------------------
             Transaction
              Valuation                           Amount of Filing Fee

            not applicable                           not applicable
-------------------------------------- -----------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:___________________      Filing Party:__________________

Form or Registration No.:_________________      Date Filed:____________________


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.

         [ ]    issuer tender offer subject to Rule 13e-4.

         [ ]    going-private transaction subject to Rule 13e-3.

         [ ]    amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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
February 21, 2001

         International Specialty Products Inc., a Delaware corporation ("ISP"), is withdrawing its October 11, 2000 proposal to commence a tender offer for 25 million shares of common stock, $25/48 stated value per share, of Hercules Incorporated, a Delaware corporation ("Hercules"). ISP's proposal was conditioned on the Board of Directors of Hercules agreeing to exempt the tender offer from Hercules' "poison pill" and approve ISP's purchase of shares for purposes of Section 203 of the Delaware General Corporation Law. In light of the failure of Hercules' Board of Directors to respond to ISP's repeated requests, on October 11, 2000, January 23, 2001 and February 7, 2001, that Hercules eliminate or revise its poison pill to enable ISP to promptly proceed with its proposed tender offer, ISP has determined to withdraw its proposal.



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